EXHIBIT 15.1

True Leaf Secures CBD Supply Agreement with Atalo Holdings to Launch Best-in-Market Pet Product Line

Full spectrum, farm-fresh CBD oil will be key ingredient used in highly anticipated CBD supplement line to be showcased in Summer 2019

VERNON, British Columbia, May 28, 2019 (GLOBE NEWSWIRE) -- True Leaf Brands Inc. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA), a leading global cannabis and hemp wellness brand for pets, announced that on May 15, 2019, it signed its first cannabidiol (CBD) supply agreement with Atalo Holdings, Inc. (“Atalo”), for the supply of farm-fresh CBD oil to support the Company’s debut line of CBD products for pets, to be unveiled this summer at SuperZoo 2019.

Located in Kentucky – “The Hemp Capital of the World®” – Atalo is a vertically-integrated agriculture and biotechnology company specializing in the research, development and commercialization of industrial hemp. Atalo is well-known for its focus on sustainable agronomics, and their proprietary, internationally certified pedigreed seed which yields a farm-fresh, consistent, quality product, grown and processed by seventh generation Kentucky hemp farmers.

“Today marks an important milestone in the development of our debut line of CBD products for pets,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “We’re developing a best-to-market CBD line with veterinarian-formulated proprietary blends that are tested from seed to shelf. Pet parents will know they are getting the safest, most effective CBD product on the market. With Atalo’s supply of top-quality CBD we are confident that we can meet the growing market demand and continue to be the cannabis-for-pets brand that retailers and pet parents trust.”

The supply agreement with Atalo ensures access to a steady supply of full spectrum hemp-derived CBD oil for True Leaf to bring its line of CBD products for pets to market. True Leaf is purchasing a regulatory compliant, non-psychoactive CBD product from Atalo with less than 0.3% THC.

“As one of the largest permitted hemp growers in the U.S., we are well suited to supply True Leaf with the highest quality CBD to meet the huge demand for CBD products for pets,” said William Hilliard, Chief Executive Officer of Atalo. “Like True Leaf, we are committed to product excellence based on years of research and development and adhering to stringent quality standards. Many of us on the Atalo team are pet parents ourselves and we are proud to supply a CBD product that will help improve the quality of life for pets.”

True Leaf’s debut line of CBD products for pets will be revealed at SuperZoo, North America’s premier pet industry trade show, being held August 20-22, 2019, in Las Vegas, Nevada. The new products are expected to begin hitting stores in Fall 2019, pending regulatory approval.

The product line will provide extra strength calming support from naturally occurring cannabinoids for over-anxious or stressed pets and extra strength support for dogs suffering from poor hip and joint function. The CBD oil used for True Leaf products will be non-GMO, pesticide-free and will be processed in Atalo’s U.S. Food and Drug Administration (FDA) registered food processing facility, making it one of the top-quality CBD products available in North America.

The term of the supply agreement is an unlimited duration and either party can cancel on prior written notice. Sales volumes will be determined as the agreement matures.

About True Leaf

True Leaf is a leading global cannabis and hemp wellness brand for pets. Inspired by the unconditional love our pets give us every day, we return that love through our wellness pet products which help maintain and protect the natural vitality of our pet companions. “Return the Love” is the purpose that drives our business and is at the heart of our values to bring happiness to pets and their owners.

www.trueleaf.com

About Atalo

Atalo leads the emerging hemp industry with transformative technologies in hemp-based crop science. Our Hemp Research Campus incubates an agricultural model for seed improvement, agronomics, mechanical harvesting and processing techniques from our home in Winchester, Kentucky. We grow, process and deliver wholesale and white label hemp-derived CBD and “superfood” hemp protein. Atalo’s proprietary, certified, internationally pedigreed seed and agronomic model allow us to scale efficiently, with consistency and quality, from fence row to fence row.

www.ataloholdings.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Phil Carlson (US)
KCSA Strategic Communications
pcarlson@kcsa.com
O: 212-896-1233

Scott Eckstein (US)
KCSA Strategic Communications
seckstein@kcsa.com
O: 212-896-1210

Follow True Leaf
Twitter: @trueleafpet
Facebook: True Leaf Pet
Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.